UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Triterras, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G6455A107
(CUSIP Number)

Srinivas Koneru
9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
+65 6661 9240

Richard Maurer
12600 Deerfield Parkway, Suite 100
Alpharetta, GA 30004 USA
412-491-4158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6455A107	Page 2 of 7

1	NAMES OF REPORTING PERSONS
Symphonia Strategic Opportunities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mauritius

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,622,419

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,622,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,622,419

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No. G6455A107	Page 3 of 7

1	NAMES OF REPORTING PERSONS
Srinivas Koneru

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Stated of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
166,652

	8	SHARED VOTING POWER
51,622,419(1)

	9	SOLE DISPOSITIVE POWER
166,652

	10	SHARED DISPOSITIVE POWER
51,622,419(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,789,071(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	51,622,419 of these Ordinary Shares may be deemed beneficially owned by Mr. Koneru in his capacity as the sole shareholder of Symphonia Strategic Opportunities Limited.

SCHEDULE 13D

CUSIP No. G6455A107	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Netfin Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
614,104(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
614,104(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
614,104(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Consists of 205,504 Ordinary Shares and warrants to purchase 408,600 Ordinary Shares.

SCHEDULE 13D

CUSIP No. G6455A107	Page 5 of 7

1	NAMES OF REPORTING PERSONS
Richard M. Maurer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
614,104(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
614,104(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
614,104(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	All of these Ordinary Shares may be deemed beneficially owned by Mr. Maurer in his capacity as the sole shareholder of NetFin Holdings, Inc.

SCHEDULE 13D

CUSIP No. G6455A107	Page 6 of 7

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020 (the “Original 13D”) as amended on February 28, 2023 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

(a)          This Schedule 13D is being filed by SSOL, Mr. Koneru, Netfin Holdings, Inc., a Delaware corporation (“NetFin”) and Mr. Richard Maurer (“Mr. Maurer”, and together with NetFin, SSOL and Mr. Koneru, the “Reporting Persons”).  Mr. Maurer is the sole shareholder of  NetFin.

(b)          The business address of NetFin is 12600 Deerfield Parkway, Suite 100, Alpharetta, GA 30004 USA. The principal business address of Mr. Maurer is 12600 Deerfield Parkway, Suite 100, Alpharetta, GA 30004 USA.

(c)          The principal business of NetFin is to serve as an investment holding vehicle for Mr. Maurer. The principal occupation of Mr. Maurer is private equity, corporate governance and corporate executive, financial and operational management.

(d)          (e) During the last five years, neither NetFin nor Mr. Maurer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Maurer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On or about March 7, 2022, MVR Netfin LLC distributed to its respective members all of its Ordinary Shares and warrants to purchase Ordinary Shares at an exercise price of $11.50 per Ordinary Share (each, a “Warrant”). Pursuant to such distribution, NetFin Holdings, Inc. received 205,504 Ordinary Shares and 408,600 Warrants.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

Mr. Maurer and NetFin acquired the securities reported herein for investment purposes.

On June 9, 2023, the Reporting Persons informed the Issuer of their intent to engage in discussions with the Issuer regarding a joint proposal, which if effected or consummated, would result in the acquisition by the Reporting Persons of all of the outstanding Ordinary Shares not owned by them (the “Potential Proposal”). The Potential Proposal may result in other events described in Item 4 of Schedule 13D. The Reporting Persons plan to engage in discussions with the board of directors and management of the Issuer with respect to the Potential Proposal.

As a result of the Potential Proposal, the Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The responses of each Reporting Person to rows (7) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference. The percentages of ownership indicated in this Amendment No. 2 are calculated based on 76,524,081 Ordinary Shares issued and outstanding as of February 28, 2023, as provided by the Company.

(b) Except as disclosed in this Amendment No. 2, neither of the Reporting Persons has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of any Ordinary Shares.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Amendment No. 2, there have been no transactions in the Ordinary Shares effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Act); however, (i) Mr. Maurer and NetFin disclaim beneficial ownership of securities of the Company beneficially owned by SSOL and Mr. Koneru, and (ii) SSOL and Mr. Koneru disclaim beneficial ownership of securities of the Company beneficially owned by Mr. Maurer and NetFin.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have executed a joint filing agreement attached as Exhibit A hereto and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
A	Joint Filing Agreement by and among the Reporting Persons.

SCHEDULE 13D

CUSIP No. G6455A107	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2023

Symphonia Strategic Opportunities Limited

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director

Srinivas Koneru

By:	/s/ Srinivas Koneru

NetFin Holdings, Inc.

By:	/s/ Richard Maurer
Name:	Richard Maurer
Title:	Chief Executive Officer

Richard Maurer

By:	/s/ Richard Maurer

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

 Dated: June 12, 2023

Symphonia Strategic Opportunities Limited

By:	/s/ Srinivas Koneru
Name:	Srinivas Koneru
Title:	Director

Srinivas Koneru

By:	/s/ Srinivas Koneru

NetFin Holdings, Inc.

By:	/s/ Richard Maurer
Name:	Richard Maurer
Title:	Chief Executive Officer

Richard Maurer

By:	/s/ Richard Maurer